SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Convocation of Annual General Meeting of Shareholders

for the Fiscal Year 2007

On February 4, 2008, the board of directors of Kookmin Bank resolved to convene the general meeting of shareholders for the fiscal year 2007 as follows:

•	Date and Time March 20, 2008, 10:00 A.M.

•	Venue Fourth Floor Auditorium, Kookmin Bank, 36-3 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda

1) Approval of non-consolidated financial statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2007

2) Amendment of the Articles of Incorporation

3) Appointment of director(s)

4) Appointment of candidate(s) for the members of the Audit Committee, who are not non-executive directors

5) Appointment of candidate(s) for the members of the Audit Committee, who are non-executive directors

6) Approval of the aggregate remuneration limit for directors

The shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.

With respect to 3), the list of nominees is as follows:

List of Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Dam Cho (Reappointed) (08/01/1952)	• Professor, Chonnam National Univ. • Non-executive Director, Kookmin Bank	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• B.A. in Business Administration, Korea Univ. • M.S. in Business Administration, Korea Univ. • Ph. D. in Finance, Korea Univ.	Republic of Korea	3 yrs

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Suk Sig Lim (Newly appointed) (07/17/1953)	Professor, Univ. of Seoul	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute	• B.A. in Business Administration, Seoul National Univ. • M.S. in Industrial Engineering, KAIST • M.B.A., Pennsylvania State Univ. • Ph. D. in Accounting, Univ. of Minnesota	Republic of Korea	3 yrs

Sang Moon Hahm (Newly appointed) (02/02/1954)	Dean, KDI School of Public Policy and Management	• Assistant Professor, Virginia Tech • Chief Researcher, Korea Institute of Finance • Professor, KDI School of Public Policy and Management	• B.A. in Economics, Georgetown Univ. • M.A. in Economics, Univ. of Chicago • Ph. D. in Economics, Univ. of Chicago	Republic of Korea	3 yrs

Han Kim (Newly appointed) (02/17/1954)	President & Chairman, Uclick	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	• B.S. in Mechanical Engineering, Seoul National Univ. • M.B.A., Yale Univ.	Republic of Korea	3 yrs

Chan Soo Kang (Newly appointed) (11/23/1961)	• President & Chairman, Kang & Company. Ltd. • Non-executive Director, SK Holdings Co., Ltd.	• Executive Director, BT Wolfensohn • CEO, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans Univ.	• B.A. in Economics, Harvard Univ. • M.B.A., Wharton School, Univ. of Pennsylvania	Republic of Korea	3 yrs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 4, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	CFO / Senior EVP